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             MORGAN STANLEY DEAN WITTER SELECT DIMENSIONS INVESTMENT
                          SERIES ("SELECT DIMENSIONS")

              MORGAN STANLEY DEAN WITTER VARIABLE INVESTMENT SERIES
                             ("VARIABLE INVESTMENT")

                               MULTIPLE CLASS PLAN
                             PURSUANT TO RULE 18f-3


INTRODUCTION

         This plan (the "Plan") is adopted pursuant to Rule 18f-3(d) of the Investment Company Act of 1940, as amended (the "1940 Act"), and will be effective as of May 1, 2000 (the "Effective Date"). The Plan relates to shares of Select Dimensions and Variable Investment (each, a "Fund"). Each separate portfolio of Select Dimensions and Variable Investment, respectively, is referred to herein as a "Portfolio" (collectively, the "Portfolios"). The Portfolios are distributed pursuant to a system (the "Multiple Class System") in which each class of shares (each, a "Class" and collectively, the "Classes") of a Portfolio represents a pro rata interest in the same portfolio of investments of the Portfolio and differs only to the extent outlined below.

I.       DISTRIBUTION ARRANGEMENTS

         Two Classes of shares of the Portfolios are offered for purchase by separate accounts established by insurance companies to fund the benefits under certain individual variable life insurance policies and individual and group variable annuity contracts (the "Contracts"). Pursuant to Rule 12b-1 under the 1940 Act, the Portfolios have each adopted a Plan of Distribution (the "12b-

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1 Plan") under which shares of one of the Classes are subject to the service and/or distribution fees ("12b-1 fees") described below.

         1.       X CLASS SHARES

         X Class Shares are offered at net asset value per share without the imposition of any sales charge. All shares of the Portfolios held prior to the Effective Date have been designated as X Class Shares. X Class Shares are available for purchase only by: (i) holders of Contracts offered prior to the Effective Date, except that X Class Shares may not be available to holders of the following Contracts: Morgan Stanley Dean Witter Variable Life, Morgan Stanley Dean Witter Select Dimensions Variable Life and Morgan Stanley Dean Witter Select Dimensions AssetManager, or (ii) in the case of Variable Investment, holders of Contracts offered by Paragon Life Insurance Company in connection with an employer sponsored insurance program offered to certain employees of Morgan Stanley Dean Witter & Co.

         2.       Y CLASS SHARES

         Y Class Shares are offered at net asset value per share without a front-end sales charge. Y Class Shares are subject to a fee under each Fund's 12b-1 Plan, as applicable to each Portfolio, assessed at the annual rate of 0.25% of the average daily net assets of the Portfolio attributable to the Y Class Shares.



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         3.       ADDITIONAL CLASS OF SHARES

         The Board of Directors/Trustees of Select Dimensions and/or Variable Investment have the authority to create additional Classes, or change existing Classes, from time to time, in accordance with Rule 18f-3 under the 1940 Act.

II.      EXPENSE ALLOCATIONS

         Expenses incurred by a Portfolio are allocated among the various Classes of shares PRO RATA based on the net assets of the Portfolio attributable to each Class, except that 12b-1 fees relating to a particular Class are allocated directly to that Class. In addition, other expenses associated with a particular Class (except advisory or custodial fees), may be allocated directly to that Class, provided that such expenses are reasonably identified as specifically attributable to that Class, and the direct allocation to that Class is approved by the Fund's Board of Trustees.

III.     VOTING

         Each Class shall have exclusive voting rights on any matter that relates solely to its 12b-1 Plan. In addition, each Class shall have separate voting rights on any matter submitted to shareholders in which the interests of one Class differ from the interests of any other Class.